SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

Coatue Innovative Strategies Fund

(Name of Issuer)

Coatue Innovative Strategies Fund

(Name of Person(s) Filing Statement)

Class S, Class D and Class I Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Philippe Laffont

c/o Coatue Management L.L.C.

9 West 57th Street

25th Floor

New York, New York 10019

(212) 715-5100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Jason F. Monfort, Esq. Kirkland & Ellis LLP 200 Clarendon Street Boston, MA 02116 (617) 385-7500	Jessica L. Patrick, Esq. Kirkland & Ellis LLP 1301 Pennsylvania Avenue N.W. Washington, D.C. 20004 (202) 389-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on June 16, 2026 by Coatue Innovative Strategies Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $395,772,309.07 of Class S shares of beneficial interest, Class D shares of beneficial interest and Class I shares of beneficial interest of the Fund (“Shares”) at a price equal to their net asset value as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Schedule TO, respectively.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.	The Offer expired at the end of the day on July 15, 2026, at 12:00 midnight, Eastern Time.

2.	179,714.49 Class S Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. Total payment by the Fund for the Class S Shares was $2,835,565.70, which reflects the cumulative amount payable by the Fund based on the net asset value per Class S Share as of June 30, 2026, minus any early repurchase fee.

43,395.48 Class I Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. Total payment by the Fund for the Class I Shares was $691,136.14, which reflects the cumulative amount payable by the Fund based on the net asset value per Class I Share as of June 30, 2026, minus any early repurchase fee.

ITEM 12(b).	Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coatue innovative strategies fund

By:	/s/ Philippe Laffont
Name:	Philippe Laffont
Title:	Chief Executive Officer

July 23, 2026

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.